Mail Stop 3561

August 11, 2006

Mr. Ronald S. Boreta
President and Chief Executive Officer
All-American SportPark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, Nevada 89119

      Re: All-American SportPark, Inc.
               Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended
               December 31, 2004
               Filed June 16, 2006

               Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
               Filed May 22, 2006
               File No. 0-24970

Dear Mr. Boreta:

      We have reviewed completed our review of the above filings and have no further comments at this time.

               Sincerely,

               Michael Moran
               Accounting Branch Chief